                                                                  Atty No. 90443

                 Filed by the Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -Board of Trade of the City of Chicago
                 Pursuant to Rule 425 under the Securities Act of 1933 File
                 No. 132-01854

                                    * * * *

The following complaint is available to CBOT members and membership interest holders at the General Counsel's Office at the CBOT.

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                     COUNTY DEPARTMENT, CHANCERY DIVISION

_______________________________________________
                                               )
Board of Trade of the City of Chicago, Inc.    )
                                               )
                      Plaintiff,               )    In Chancery
                                               )    Declaratory Judgment
             v.                                )
                                               )    Civil Action No. 00 CH 09725
Chicago Board Options Exchange, Inc.,          )    Judge Stephen Schiller
                                               )
                      Defendant.               )
_______________________________________________)

                       AMENDED COMPLAINT FOR DECLARATORY
                       JUDGMENT AND FOR INJUNCTIVE RELIEF
                       ----------------------------------

          The Board of Trade of the City of Chicago seeks a declaration by this Court that its becoming a for-profit stock corporation pursuant to "step two" of the CBOT's restructuring plan preserves the Exercise Right held by its Full Members in accordance with the contract between the CBOT and the Chicago Board Options Exchange, Inc., dated September 1, 1992. This action is ripe for decision because, by letter dated June 20, 2000, the CBOE declared its intent to breach the 1992 contract if the CBOT implements its planned restructuring initiatives.

          Plaintiff, the CBOT, complains against defendant, the CBOE, as follows:

                                  INTRODUCTION
                                  ------------

          1. When the Chicago Board of Trade created the Chicago Board Options Exchange in 1972, the CBOE's Certificate of Incorporation provided that CBOT members would be entitled to become members of the CBOE at no additional cost. That entitlement is known to Chicago Board of Trade members as the Exercise Right, and has significant value to CBOT's Full Members. By exercising that right, CBOT members become eligible to have membership privileges on both the CBOT and the Chicago Board Options Exchange.

          2. After the creation of the Exercise Right, the CBOT and CBOE had a series of disputes about its definition and scope. Those disputes were resolved under a contract executed by the parties in 1992. That contract specifically delineates the Exercise Right and limits that right to the 1,402 Full Memberships of the Chicago Board of Trade. The 1992 contract also specifically provides that both parties have the right to bring suit under Illinois law to enforce the terms of the agreement and to recover damages for any breach of the agreement.

          3. The parties' 1992 contract contemplated that at some point in the future, the Chicago Board of Trade might opt to merge, consolidate or restructure in some way, and the agreement therefore included specific provisions allowing the CBOT to pursue different structural alternatives while preserving the Exercise Right for its 1,402 Full Members.

          4. The Chicago Board of Trade is now in the midst of such a restructuring - critical to its long term viability - to enhance its open outcry futures trading while also benefitting from the dramatic growth of electronic trading. The strategy for the CBOT's restructuring has been carefully planned to comport with the terms of the 1992 Agreement and thus preserve the Exercise Right.

          5. The CBOT's current restructuring effort involves two overall "steps." Step one, approved by the Chicago Board of Trade's members on June 28, 2000, resulted in the CBOT becoming a Delaware non-stock, not-for-profit corporation - the same corporate structure as the Chicago Board Options Exchange. As part of step one, the CBOT also created a wholly owned subsidiary (eCBOT), which is intended to run the CBOT's electronic trading business.

          6. Prior to the implementation of step one, the CBOE declared that it would breach the 1992 contract if the CBOT changed its state of incorporation to Delaware. The CBOT filed a Complaint seeking a declaratory judgment and injunctive relief in this Court on June 30, 2000. At the August 3, 2000 hearing on the CBOE's motion to dismiss the CBOT's Complaint, the CBOE reversed course and agreed that it would take no action to extinguish the Exercise Right solely as a result of step one. This Court proceeded to dismiss the Complaint on the ground that, given CBOE's judicial admission, there was no justiciable controversy.

          7. The CBOE did not, however, agree that the CBOT's merger with and into a Delaware not-for-profit corporation did not violate the 1992 Agreement. They simply agreed that they would take no action to extinguish the Exercise Right based on implementation of step one alone. Thus, the CBOE continues to maintain that step one "result[ed] in the disappearance of the Illinois corporation that is now the Board of Trade . . . [and] "when the Illinois Board of Trade disappears, the exercise right disappears with it." (June 20, 2000 information circular, Ex. A) According to the CBOE, once the CBOT takes any other step towards restructuring, the move to Delaware pursuant to step one constitutes a basis upon which to extinguish the Exercise Right.

          8. Step two of the CBOT's restructuring will result in another change in the CBOT's corporate structure. The CBOT, now a Delaware not-for-profit corporation, will become a Delaware for-profit stock corporation. The current CBOT membership will become member stockholders in the for-profit corporation.

          9. In its June 20, 2000 information circular issued to its membership and sent to the CBOT, the CBOE declared that step two also violates the 1992 Agreement. First, the CBOE claims that "[a]s a stock corporation, the CBOT would no longer have members but instead would have stockholders, and thus would not satisfy the requirements of clauses (ii) and (iii) of Section 3(d)." (Ex. A at 3) Second, the CBOE claims that creation of an electronic trading subsidiary violates the Agreement because it "would be extremely dilutive of CBOE trading rights, since CBOT members would for the first time be able to trade all products now traded on CBOT (via access to the new electronic exchange) even if they have exercised their rights to become members of CBOE." (Ex. A at 2)

          10. At every turn, the CBOE has sought to prevent the CBOT's restructuring, arguing that the Chicago Board of Trade will violate the 1992 Agreement and extinguish the Exercise Right if it acts to (i) change its state of incorporation by merging with and into a Delaware not-for-profit corporation;
(ii) become a for-profit corporation; or (iii) create an electronic trading subsidiary. The CBOT has completed actions (i) and (iii) and is in the process of completing action (ii). Judicial resolution of this contract is ripe now.

                                    PARTIES
                                    -------

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          11.  Plaintiff, the CBOT, is a futures exchange with its principal place of business at 141 West Jackson Boulevard, Chicago, Illinois. The CBOT is a Delaware non-stock, not-for-profit corporation.

          12. Defendant, the CBOE, is an options exchange with its principal place of business at 400 South LaSalle Street, Chicago, Illinois. The CBOE is a Delaware non-stock, not-for-profit corporation.

                            JURISDICTION AND VENUE
                            ----------------------

          13. This Court has subject matter jurisdiction over this matter and personal jurisdiction over the parties under the common law of the State of Illinois and 735 ILCS 5/2-209 by virtue of their acts within the State of Illinois.

          14. Venue is proper in this Court under 735 ILCS 5/2-101 and 735 ILCS 5/2-102 as the CBOE has its principal place of business in Cook County, Illinois.

                                  BACKGROUND
                                THE CBOT TODAY
                                --------------

          15. The CBOT was organized in 1848 as a voluntary, unincorporated association. In 1859, the Illinois General Assembly granted the association a special charter that incorporated the CBOT. On August 8, 2000, the CBOT became a Delaware non-stock not-for-profit corporation, owned and operated by its members.

          16. The Chicago Board of Trade is the largest futures and options exchange in the United States, providing facilities for the trading of a wide variety of futures and options contracts ranging from contracts on corn, wheat and soybeans to contracts on U.S. Treasury Securities and the Dow Jones Industrial Average.

          17. Trading in CBOT contracts is currently conducted in two ways - open outcry trading in a trading pit and via an electronic trading system, most of which is conducted by the Ceres Trading Limited Partnership formed in 1992. Today, most trading at the CBOT occurs by open outcry.

          18. Ceres was designed to operate different new business ventures for the benefit of the CBOT members, including an electronic trading division. With respect to Ceres, the CBOT is the general partner and holds a ten percent interest. Chicago Board of Trade clearing members own 20% of the partnership interests as limited partners, and individual Chicago Board of Trade members own the remaining 70% as limited partners.

          19. Over the years, the CBOT has formed various membership classes. The original class, known as a Full Membership, entitles anyone holding that class of membership to trade as principal and broker any and all futures or options contracts traded at the CBOT. There are 1,402 Full Memberships at the CBOT. These memberships may be sold, leased or registered for the benefit of a member firm.

          20. The other classes of membership have less trading, voting and liquidation rights than Full Memberships. Associate Memberships, created in 1979, for example, may trade only in options contracts and financial futures contracts and have voting and liquidation rights equal to 1/6 of those of Full Memberships. IDEM (Index, Debt and Energy Market) Membership Interests allow holders to trade a limited number of specific contracts, including Dow futures and Municipal bonds. COM (Commodities Market) Membership Interests allow holders to trade only in options contracts. The IDEM and COM Membership Interests, created in 1982, have no

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voting rights, and have liquidation rights equal to one-half of one percent of those of Full Members.

          21. Only the 1,402 holders of Full Memberships hold the CBOE Exercise Right that is at the heart of this dispute. (At the time of CBOE's formation, the CBOT had 1,402 members, and the 1992 Agreement specifically limits the Exercise Right to those 1,402 Full Memberships.)

                           THE CBOE "EXERCISE RIGHT"
                           -------------------------

          22. The Chicago Board Options Exchange was created in 1972, in order to provide a market for stock options trading. The CBOE's Certificate of Incorporation specifically recognized the "special contribution made to the organization and development of the Corporation by the members of the Board of Trade of the City of Chicago." (Exhibit B)

          23. In part to recognize the special contribution made by the members of the CBOT, and in part to promote growth and liquidity of the CBOE, Article Fifth (b) of the CBOE's Certificate of Incorporation provides that every present and future member of the CBOT would be entitled to become a member of the CBOE at no additional cost. The ability of a Chicago Board of Trade Full Member to exercise this right to become a member at the CBOE is referred to as the Exercise Right.

          24. Following the CBOE's incorporation, the two exchanges disputed the scope of the Exercise Right, including whether a Chicago Board of Trade member was entitled to lease the trading rights and privileges associated with CBOT membership and CBOE membership independently.

                              THE 1992 AGREEMENT
                              ------------------

          25. On September 1, 1992, the exchanges entered into an agreement to resolve those ongoing disputes. (Exhibit C)

          26. In Section 3(c) of the 1992 Agreement, the CBOE agreed that "any eligible CBOT Full Member or Eligible CBOT Full Member Delegate is entitled to become an Exerciser Member [of the CBOE] pursuant to Article Fifth (b), provided such individual qualifies to be a CBOE Regular Member in accordance with the rules of the CBOE applicable generally to CBOE Regular Membership."

          27. Under the 1992 Agreement, an "Eligible CBOT Full Member" is defined as "an individual who at the time is the holder of one of the One Thousand Four Hundred Two (1,402) existing CBOT full memberships and who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership." (Section 1(a)) Thus, pursuant to the contract between the exchanges, the Exercise Right is restricted to the 1,402 Full Memberships currently existing at the CBOT.

          28. Section 1(c) further defined the "trading rights and privileges appurtenant to such CBOT Full Membership" as (i) the rights and privileges that entitle a holder to trade as principal and broker for others in all contracts on the CBOT (regardless of whether by open outcry, by electronic means or otherwise); and (ii) every trading right or privilege granted, assigned or issued by the CBOT to holders of Full Memberships as a class, excluding rights or privileges that are the subject of an option not exercised by the Full Member. Thus, under the contract, the Exercise Right attaches to each of the 1,402 Full Memberships, so long as those Full

Memberships entitle holders to trade all contracts traded on the CBOT and to every trading right or privilege associated with Full Membership.

          29. The right embedded in their Full Membership to trade at the CBOE is a major source of value to Chicago Board of Trade Full Members. This Exercise Right gives Eligible Full Members and Eligible Full Member Delegates access to two exchanges. In addition, since a Full Member has the right to lease his Board of Trade membership (along with the Exercise Right) to parties known as Delegates, members continue to benefit from the value of the Exercise Right even after they retire from active trading. Currently, nearly half of the CBOT's Full Members or their delegates have exercised their right to trade at the Chicago Board Options Exchange.

          30.  At the time they entered into the 1992 Agreement, both parties
          --
recognized and acknowledged the possibility that the Chicago Board of Trade might in the future reorganize or change its structure. The Agreement therefore included provisions allowing the CBOT to change its structure while still maintaining the Exercise Right for its Full Members. (See Exhibit C (P) 3(d)).
                                                      ---
Notably, the Agreement does not restrict the Chicago Board of Trade from (i)
                            ---
changing its state of incorporation pursuant to step one; (ii) becoming a for-profit corporation; or (iii) forming a wholly-owned electronic trading subsidiary intended to take over Ceres' electronic trading operations.

                         THE CBOT'S RESTRUCTURING PLAN
                         -----------------------------

          31. The industry served by the CBOT has undergone significant changes over the last several years. Electronic trading has emerged as the dominant form of trading in Europe and Asia, is becoming a more popular form of trading in U.S. markets, and poses a competitive threat to traditional open outcry exchanges. Since the mid-1990's, electronic trading has grown dramatically, whereas traditional open outcry trading, which is the hallmark of the current CBOT, has declined. In 1999, the all-electronic Eurex exchange, a foreign exchange, overtook the CBOT to become the world's most active exchange.

          32. The advance of technology, along with increased consumer demand for cost-efficient and effective forms of trading, among other things, has fueled the need for exchanges such as the CBOT to change how they operate. Restructuring in the industry is already underway. The Chicago Mercantile Exchange has approved and begun to implement a restructuring plan involving demutualization, and the New York Mercantile Exchange has already approved a demutualization plan.

          33. The Chicago Board of Trade's current mutual, not-for-profit structure is oriented towards supporting member opportunities, and has occasionally made it difficult for the exchange to efficiently make necessary business decisions focused on technology investments and operational economy.

          34. In addition, the Board of Trade faces pressure from a variety of potential electronic trading competitors. Cantor/eSpeed has already introduced an electronic trading platform for CBOT products such as U.S. Treasury futures, and numerous electronic communication networks already exist for trading financial products worldwide.

          35. The CBOT is threatened by the changes in the industry. Its Board of Directors has concluded that restructuring is essential to its ability to preserve a viable open outcry exchange capable of competing in the new economy while at the same time capturing the growth of electronic trading.

          36. Step one of the restructuring, now complete, resulted in the CBOT becoming a Delaware not-for-profit corporation (as opposed to its former status as a specially chartered Illinois not-for-profit corporation). As part of step one, the CBOT also formed eCBOT, a wholly-owned subsidiary incorporated in Delaware intended to operate the CBOT's electronic trading business, most of which is currently operated not by the CBOT but by Ceres, of which the CBOT is
                            ---
the sole general partner. The rights and privileges of Chicago Board of Trade members, including their trading rights and privileges, were not affected by the move to Delaware or the formation of the wholly-owned subsidiary. Today, Full Members are able to trade all CBOT products via open outcry (in the trading pits) or electronically through the a/c/e(TM) System (the electronic trading system of the Alliance/Chicago Board of Trade/Eurex).

          37. Step two of the proposed restructuring, which will require another membership vote, calls for the Chicago Board of Trade to become a for-profit Delaware corporation. The current CBOT membership will become member stockholders in the for-profit corporation. The 1,402 Full Members will be issued a special class of shares that will continue to allow the holder to trade as principal and broker for others in all Chicago Board of Trade contracts.
                                      ---
Only Full Members will have full trading rights and privileges in all CBOT contracts.

          38. Moving to a streamlined, for-profit corporate structure pursuant to step two will allow the Chicago Board of Trade to be more cost-efficient and to compete effectively in the changing environment. It will also afford the CBOT enhanced financial and decision-making flexibility.




                         THE CBOT'S RESTRUCTURING PLAN
                          COMPORTS WITH THE AGREEMENT
                          ---------------------------

          39. Understanding that the Exercise Right embedded in Full Memberships is a significant source of value to its Full Members, the proposed changes to the Chicago Board of Trade's corporate structure have been designed to expressly comport with the terms of the 1992 Agreement. In fact, preserving the Exercise Right has been one of the requirements of the restructuring plan.

          40. Pursuant to Section 3(d) of the 1992 Agreement, the Chicago Board Options Exchange agreed "that in the event the CBOT merges or consolidates with or is acquired by or acquires another entity ('other entity')" the Exercise Right "shall continue to apply and this Agreement shall continue in force and effect" so long as three conditions are satisfied. None of the conditions require that the Chicago Board of Trade either remain a specially chartered Illinois corporation or maintain its not-for-profit status. And all three conditions were satisfied by the CBOT's merger with and into a Delaware not-for-profit corporation pursuant to step one, and are satisfied by the CBOT's move to a for-profit structure pursuant to step two.

          41. First, "the survivor of such merger, consolidation or acquisition ('survivor') is an exchange which provides or maintains a market in commodity futures contracts or options, securities, or other financial instruments." (Section 3(d)(i)) The surviving Delaware CBOT is an exchange that provides a market in commodity futures or options, securities and other financial instruments, and will continue to be after it becomes a for-profit corporation.

          42. Second, "the 1,402 holders of CBOT Full Memberships are granted in such merger, consolidation or acquisition membership in the survivor ('Survivor Membership')." (Section 3(d)(ii)) All 1,402 CBOT Full Memberships retained the rights and privileges of membership in the surviving Delaware CBOT, and will retain all the rights and privileges of membership as member stockholders in the for-profit corporation.

          43. Third, "such Survivor Membership entitles the holder thereof to have full trading rights and privileges in all products then or thereafter traded on the survivor. . .." (Section 3(d)(iii)) All 1,402 Full Memberships
have full trading rights and privileges in all contracts traded on the surviving Delaware CBOT, and will continue to possess full trading rights and privileges in the for-profit corporation.

          44. Nor does the 1992 Agreement in any way prohibit the creation of a wholly-owned subsidiary intended to run the electronic trading business.


                      THE CBOE'S INTENTION TO EXTINGUISH
              THE EXERCISE RIGHT IN BREACH OF THE 1992 AGREEMENT
              --------------------------------------------------

          45. In both formal and informal communications with Chicago Board Options Exchange representatives, the Chicago Board of Trade has confirmed that any restructuring will comport with the 1992 Agreement and thereby preserve the Exercise Right.

          46. Despite assurances that the CBOT will abide by the conditions in the 1992 Agreement to preserve the Exercise Right, the CBOE has made clear its intent to breach the Agreement if the CBOT takes any more steps to implement its restructuring.

          47. On June 20, 2000, just days before the CBOT membership vote on step one of the restructuring, the CBOE issued an Information Circular announcing that the Chicago

Board of Trade's restructuring plan would extinguish the Exercise Right. Among other reasons, the CBOE declared that when the CBOT changed its state of incorporation the Illinois CBOT would "disappear" and the "exercise right disappears with it." (Ex. A at 1) Although the CBOE agreed before this Court to take no action based on this step alone, it continues to maintain that if the
                                  -----
CBOT takes any other steps toward restructuring, this change in the CBOT's state of incorporation will allow it to breach the 1992 Agreement and unilaterally extinguish the Exercise Right.

          48. The CBOE also declared that CBOT's becoming a for-profit stock corporation would invalidate the 1992 Agreement: "[a]s a stock corporation, CBOT would no longer have members, but instead would have stockholders, and thus would not satisfy the requirements of clauses (ii) and (iii) of Section 3(d). (Exhibit A, at 3) To the contrary, CBOT's 1,402 Full Members will continue to be member stockholders in the new corporation, by virtue of the fact that they will each receive a share of Class B-1 stock which carries with it all of the trading rights and privileges on the surviving exchange. Only the current 1,402 Full Members will receive Class B-1 stock, and thus, like today, only those 1,402 Full Members will have full trading rights and privileges in all contracts traded at the CBOT.

          49. Finally, the CBOE made clear that in its view any action by the CBOT that results in a "dilution" of CBOE membership rights is "entirely inconsistent with the intent of Article FIFTH, as was made clear in the 1992 Agreement between CBOT and CBOE" and will therefore invalidate that Agreement. (Ex. A at 2) The CBOE maintains that the CBOT's creation of an electronic trading subsidiary "for the first time" allows CBOT Full Members to trade at the

CBOE via the Exercise Right while continuing to trade CBOT products. CBOE believes this dilutes the value of CBOE membership in violation of the 1992 Agreement.

          50. To the contrary, nothing in the 1992 Agreement prohibits a CBOT Full Member from exercising the right to trade at the CBOE and, at the same time, trading CBOT's products electronically. In fact, CBOT Full Members have been able to do just that for many years, by trading CBOT products first on GLOBEX Systems, then on the Project A System and, since August 28, 2000, on the a/c/e(TM) System.


                                    COUNT I
              CBOE's Breach of Section 4(d) of the 1992 Agreement
              ---------------------------------------------------

          51. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 50.

          52. The 1992 Agreement between the parties was executed following extensive negotiations between the two exchanges. In Section 4(d) the parties mutually agreed that CBOE would interpret Article Fifth (b) in accordance with the provisions of this Agreement.

          53. The CBOE has stated that it reads Article Fifth (b) to mean that the CBOT cannot (i) change its state of incorporation; (ii) become a for-profit corporation; or (iii) form an electronic subsidiary to operate its electronic trading business. The CBOE has therefore declared that, under its interpretation of Article Fifth (b), the Exercise Right will be extinguished as soon as the Chicago Board of Trade implements step two of its restructuring.

          54. This tortured reading of Article Fifth (b) is inconsistent with the meaning and spirit of the 1992 Agreement, and thus violates Section 4(d) of that Agreement. The 1992

Agreement specifically provided for the preservation of the Exercise Right in the event the Chicago Board of Trade reorganized or merged with another entity, as contemplated by the CBOT's restructuring. Nowhere does that Agreement suggest that the Chicago Board of Trade cannot modernize its corporate structure without endangering the Exercise Right. Section 3(d) of the 1992 Agreement does not require the CBOT to maintain its status as an Illinois corporation, or as a not-for-profit corporation. In fact, no provision in the 1992 Agreement imposes the conditions CBOE would read into the Agreement to govern the Exercise Right.


                                   COUNT II
             For A Declaration that Becoming a Delaware For-Profit Corporation and Creating a Wholly Owned Electronic Trading Subsidiary
            Do Not Violate the 1992 Agreement and for An Injunction Prohibiting the CBOE from Extinguishing the Exercise Right
          ----------------------------------------------------------

          55. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 54.

          56. Under the terms of the 1992 Agreement, the CBOT and the CBOE agreed that, even in the event that the CBOT "merges or consolidates with or is acquired by or acquires another entity," the Exercise Right would continue as long as the surviving entity meets the three requirements of the 1992 Agreement.

          57. As explained above, step two of the CBOT's Restructuring Plan will result in the CBOT becoming a Delaware for-profit stock corporation. Neither this change in legal status, nor the CBOT's move to Delaware pursuant to step one, do anything to invalidate the 1992 Agreement or the right granted by Article Fifth (b).

          58. Both Delaware and Illinois law specifically provide that in the event of a merger, the resulting corporation possesses all the rights and privileges of the merging corporations. Specifically, Delaware law provides that in the event of merger or consolidation, "the constituent corporations shall become a new corporation, or be merged into 1 of such corporations, as the case may be, possessing all the rights, privileges, powers and franchises as well of a public as of a private nature. . . ." 8 Del. C. (S) 259. Illinois law similarly provides that when the merger is effected, the new or surviving corporation "shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public or private nature, of each of the merging or consolidating corporations. . . ." 805 ILCS 105/111.50.

          59. Nonetheless, the CBOE has declared that when the CBOT takes another step in its restructuring by becoming a for-profit stock corporation, the Exercise Right will disappear.

          60. As a result of the foregoing, there exists an actual controversy between the parties concerning the rights and obligations of the parties under the 1992 Agreement.

          61. By the terms of (S)2-701 of the Illinois Code of Civil Procedure, 735 ILCS 5/2-701, this Court has the power to construe the 1992 Agreement in order to determine whether step two of the CBOT Restructuring Plan comports with the 1992 Agreement, and to make a binding declaration that the 1,402 CBOT Full Memberships will retain their Exercise Rights after the Chicago Board of Trade becomes a Delaware for-profit stock corporation. This Court's determination of this contractual issue will terminate the dispute between the parties and avoid future litigation as to step two of the restructuring.

          62. If such a determination of rights under the 1992 contract is not made by this Court, the Chicago Board of Trade and its members will suffer irreparable harm, jeopardizing the CBOT's rights under the 1992 Agreement to restructure while still maintaining the Exercise Right.


                               PRAYER FOR RELIEF
                               -----------------

          WHEREFORE, plaintiff Board of Trade of the City of Chicago respectfully requests that this Court enter a judgment:

          a.   Interpreting the 1992 Agreement and declaring that:

               1. Steps one and two of the CBOT's proposed Restructuring Plan comport with the Agreement; and

               2. the 1,402 Full Memberships of the CBOT will retain their Exercise Right after step two is implemented and the CBOT becomes a Delaware for-profit stock corporation; and

          b. Issuing an injunction that prohibits the CBOT from extinguishing the Exercise Right as a result of the CBOT's implementation of step two of the restructuring; and

          c. Ordering such further relief as this Court may deem necessary or appropriate.



Dated: September 1, 2000             Respectfully submitted,

                                     /s/ Garrett B. Johnson
                                     ---------------------------
                                     Garrett B. Johnson
                                     Emily Nicklin
                                     Donna M. Welch
                                     Attorney No. 90443
                                     KIRKLAND & ELLIS
                                     200 East Randolph Drive
                                     Chicago, Illinois 60601

                                     (312) 861-2000
                                     (312) 861-2200 (Facsimile)

                                     ATTORNEYS FOR PLAINTIFF,
                                     BOARD OF TRADE OF THE CITY OF CHICAGO
Carol A. Burke
Executive Vice President and General Counsel
Board of Trade of the City of Chicago, Inc.
141 West Jackson Boulevard, 6th Floor
Chicago, Illinois 60604
(312) 435-3726
(312) 341-3392 (Facsimile)

Edward T. Joyce
Edward T. Joyce & Associates PC
11 South LaSalle Street, Suite 1600
Chicago, Illinois 60603-1211
(312) 641-2600
(312) 641-0360 (Facsimile)

William J. Harte
William J. Harte, Ltd.
111 West Washington Street, Suite 1100
Chicago, Illinois 60602
(312) 726-5015
(312) 641-2445 (Facsimile)

Of Counsel



The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-

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

3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

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